Filed pursuant to Rule 424(b)(3)
Registration File No. 333-190698

AMERICAN REALTY CAPITAL HOSPITALITY TRUST, INC.
SUPPLEMENT NO. 7, DATED NOVEMBER 16, 2015,
TO THE PROSPECTUS, DATED APRIL 28, 2015

This prospectus supplement, or Supplement No. 7, is part of the prospectus of American Realty Capital Hospitality Trust, Inc., or the Company, dated April 28, 2015, or the Prospectus, as supplemented by Supplement No. 4, dated July 28, 2015, or Supplement No. 4, Supplement No. 5, dated August 13, 2015, or Supplement No. 5, and Supplement No. 6, dated September 9, 2015, or Supplement No. 6. This Supplement No. 7 supplements, modifies, supersedes and replaces certain information contained in the Prospectus, Supplement No. 4, Supplement No. 5 and Supplement No. 6 and should be read in conjunction with the Prospectus, Supplement No. 4, Supplement No. 5 and Supplement No. 6. This Supplement No. 7 will be delivered with the Prospectus, Supplement No. 4, Supplement No. 5 and Supplement No. 6. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 7 is to update operating information and disclosure relating to risk factors.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 80.0 million shares of common stock on January 7, 2014 (excluding shares to be issued under the distribution reinvestment plan, or DRIP). On February 3, 2014, we satisfied the general escrow conditions of our initial public offering of common stock and we received and accepted aggregate subscriptions equal to the minimum of $2.0 million in shares of common stock, broke escrow and issued shares to AR Capital, LLC, the parent of our sponsor, in the amount of $0.5 million at a purchase price of $22.50 per share. On June 30, 2014, we received and accepted aggregate subscriptions in excess of $20.0 million in shares of common stock and broke escrow in Ohio and Washington. On September 12, 2014, we received and accepted aggregate subscriptions in excess of $100.0 million in shares of common stock and broke escrow in Pennsylvania. Thus, since September 12, 2014, we have been accepting subscriptions from residents of all states.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of our initial public offering effective December 31, 2015. There can be no assurance as to when, or if, we will resume the offering, if at all. We will continue to accept subscriptions for shares of common stock through December 31, 2015, and will allow subscriptions in process on December 31, 2015 to be delivered through February 15, 2016. The Dividend Reinvestment Program and the Share Repurchase Plan will remain in place.

If our initial public offering is resumed, we will continue to offer shares of our common stock until January 7, 2016, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 80.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Pending Acquisitions

During June 2015, we entered into a series of agreements, which we refer to collectively as the Pending Acquisitions, to acquire an aggregate of 44 hotels from three different independent parties for, based on amendments to date, an aggregate contract purchase price of $739.8 million. In October and November 2015, we completed the first two closings pursuant to the Pending Acquisitions for aggregate closing consideration of $198.7 million, and we are scheduled to complete the remaining acquisitions in six separate closings during the fourth quarter of 2015 and the first quarter of 2016. Through November 15, 2015, we have made approximately $61.9 million in deposits with respect to the closings that have not yet occurred funded with proceeds from this offering. We expect to fund the remaining consideration due at the applicable closings with a combination of proceeds from this offering and mortgage debt financing. Our initial public offering will be suspended effective December 31, 2015. There can be no assurance as to when, or if, we will resume the offering, if at all.

We have entered into a term loan agreement pursuant to which we can incur up to $450 million in additional debt funded on a delayed draw basis in up to 11 advances and secured by mortgages on the hotels to be acquired. Through November 2, 2015, we had incurred $122.8 million in debt pursuant to two advances under the related term loan agreement. Each advance is subject to customary funding conditions and there can be no assurance that all, or any, of the remaining advances will be funded.

Our failure to obtain the funds required to complete the Pending Acquisitions, through proceeds from this offering, advances under the term loan agreement or from another source, could cause us to default under the related agreements and, as a result, forfeit all or a part of the $61.9 million in aggregate deposits made but not yet used through November 2, 2015. There can be no assurance with respect to whether we will be able to obtain such funds, on favorable terms or at all, or whether any or all of the Pending Acquisitions will be completed on the currently contemplated terms, other terms or at all.

Sponsor Transactions

On November 9, 2015, AR Capital, LLC, or ARC, the parent of our sponsor, advised us that ARC and Apollo Global Management, LLC (NYSE: APO), which we refer to together with its consolidated subsidiaries as Apollo, have mutually agreed to terminate an agreement, dated as of August 6, 2015, pursuant to which

Apollo would have purchased a controlling interest in a newly formed company that would have owned a majority of the ongoing asset management business of ARC, including our advisor and our sponsor. The termination has no effect on our current management team.

Also on November 9, 2015, RCS Capital Corporation, or RCS Capital, the parent of our dealer manager and a company under common control with ARC, and Apollo announced that they have mutually agreed to amend an agreement, dated as of August 6, 2015, pursuant to which RCS Capital will sell its wholesale distribution business, including our dealer manager, to an affiliate of Apollo. This transaction is subject to customary closing conditions and regulatory approvals and is expected to close early in the first quarter of 2016. The other subsidiaries of RCS Capital that provide services to us will remain as subsidiaries of RCS Capital.

Shares Currently Available for Sale

As of October 31, 2015, there were approximately 33.8 million shares of our common stock outstanding. As of October 31, 2015, there were approximately 46.8 million shares of our common stock available for sale in our primary offering.

PROSPECTUS UPDATES

The following risk factors are hereby added as a new risk factor under the section “Risk Factors — Risks Related to an Investment in American Realty Capital Hospitality Trust, Inc.” on page 31 of the Prospectus.

“This offering will be suspended effective December 31, 2015, and we may not be able to obtain the additional capital we require from other sources.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of this offering effective December 31, 2015. There can be no assurance as to when, or if, we will resume this offering, if at all. There also can be no assurance that we will be able to generate capital from alternative sources, including from the sale of shares of common stock through the DRIP, to fund our operating and capital needs, including cash required to fund repurchases under our SRP. We have funded all the distributions to our stockholders from proceeds from this offering. There is no assurance we will be able to generate sufficient cash flows from alternative sources to continue paying distributions at the current rate, if at all. Moreover, if we are required to sell assets to generate needed cash, our ability to generate future cash flow from operations will be adversely impacted.

Our failure to fund closing consideration could cause us to be in default under the agreements governing the Pending Acquisitions and, as a result, to forfeit all or a part of the $61.9 million in aggregate deposits made but not yet used through November 2, 2015. Furthermore, failure to fund capital expenditures required under our indebtedness and pursuant to our franchise agreements could cause us to default under the related agreements and failure to fund interest and principal under our mortgage indebtedness or make mandatory redemptions of the Grace Preferred Equity Interests could cause us to lose control of our properties. In addition, our failure to raise adequate capital to successfully implement our investment strategy or achieve portfolio diversification, due to the suspension of this offering or for any other reason, could adversely impact the value of an investment in our common stock.

Recent allegations of fraudulent proxy solicitations by the dealer manager have led to the temporary suspension of a substantial portion of the dealer manager’s selling agreements with broker-dealers participating in this offering and may otherwise adversely impact the dealer manager’s ability to successfully conduct this offering.

On November 12, 2015, the Enforcement Section of the Massachusetts Securities Division filed an administrative complaint against the dealer manager alleging fraudulent behavior in connection with proxy services provided by the dealer manager to another program sponsored by the parent of our sponsor. Neither we nor our advisor is a named party in the administrative complaint. This complaint seeks, in part, the revocation of the dealer manager’s broker-dealer registration in Massachusetts. As a result of the filing of this complaint, our advisor has determined at this time that the dealer manager will no longer provide us with proxy services. Further, the dealer manager has advised us that broker-dealer firms participating in this offering which represent a significant portion of the selling group, including Cetera Financial Group and its affiliates, which are affiliates of RCS, have temporarily suspended their selling agreements. We cannot predict the length of time these suspensions will continue, whether additional suspensions will occur or whether any broker-dealer firm that has suspended its selling agreement will lift the suspension.

On November 15, 2015, our board of directors, on the advice of our advisor, authorized the suspension of this offering effective December 31, 2015. There can be no assurance as to when, or if, we will resume this offering, if at all. During the period this offering is ongoing, the suspension of selling agreements as well as any other consequences, such as reputational harm to the dealer manager or our sponsor, resulting from the filing of this complaint, direct or indirect, may have a material adverse effect on the amount of capital we may raise in this offering.”